UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 14F-1

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                       ----------------------------------

                          DISCOVERY TECHNOLOGIES, INC.

                       ----------------------------------
             (Exact name of registrant as specified in its charter)


           Nevada                       000-18606                36-3526027
           ------                       ---------                ----------
(State or other jurisdiction of    (Commission File No.)       (IRS Employer
 incorporation or organization)                           Identification Number)





                     3rd Floor, Borough A, Block A. No.181,
                   South Taibai Road, Xi'an, Shaanxi Province,
                        People's Republic of China 710065
                        ---------------------------------
                       (Address of registrant's principal
                               executive offices)

                              (011)-86-29-8826-6386
                              ---------------------
                         (Registrant's telephone number)

                             Darren L. Ofsink, Esq.
                                Guzov Ofsink, LLC
                               600 Madison Avenue
                            New York, New York 10022
                                 (212) 371-8008
                                 --------------

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                          DISCOVERY TECHNOLOGIES, INC.
                     3rd Floor, Borough A, Block A. No.181,
                  South Taibai Road, Xi'an, Shaanxi Province,
                       People's Republic of China 710065
                       ---------------------------------

             Information Statement Pursuant to Section 14(f) of the
            Securities Exchange Act of 1934 (the "Exchange Act") and
                              Rule 14f-1 Thereunder

                             Notice of Change in the
                       Majority of the Board of Directors


                                  INTRODUCTION
                                  ------------

          The information contained in this Information Statement on Schedule 14 f-1 (this "Schedule 14 f-1") is being furnished to all holders of record of common stock of DISCOVERY TECHNOLOGIES, INC. (the "Company" or "DTI") at the close of business on December 5, 2007, in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Schedule 14 f-1 is being distributed on or about December 7, 2007.

          NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

         In the following transaction that is anticipated to close on or about December 18, 2007, the Company is to acquire all of the issued and outstanding capital stock (the "Green Agriculture Shares") of Green Agriculture Holding Corporation, a New Jersey corporation ("Green Agriculture"). Green Agriculture is a holding company that owns 100% of the capital stock of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. ("TechTeam"), which is a wholly foreign owned entity in the People's Republic of China ("PRC").

         The Company's acquisition of the Green Agriculture Shares is to occur through a share exchange (the "Share Exchange") in which the Company is to issue 58.74% of its common stock, par value $.001 per share (the "Common Stock") to Green Agriculture shareholders in exchange for the Green Agriculture Shares.

         The funds to be used to consummate the Company's acquisition of the Green Agriculture Shares are anticipated to be provided from the proceeds of a private placement of the Company's Common Stock to accredited investors (the "Private Placement") to close simultaneous with the Share Exchange in which the investors are to receive approximately 40% of the Company's Common Stock.

         TechTeam is engaged in the research, development, production and distribution of humic acid organic liquid compound fertilizer ("HA organic liquid compound fertilizer"). TechTeam believes that it has one of the most advanced automated humic acid production lines in China and first-class quality inspection equipment.

         Humic acid is an essential natural, organic ingredient for a balanced, fertile soil. Humic acid is one of the major constituents of organic matter in fertile soil, making a vital contribution to the quality of the soil's composition. When plant or animal matter decomposes, it naturally turns into a form of humic acid-rich material, such as peat, lignite or weathered coal. In nature, this complex organic element, humic acid, improves soil structure and aeration, nutrient absorption, water retention, increases the soil's buffering capacity against fluctuations in pH levels, reduces soil crusting problems and erosion from wind and water and radical toxic pollutants. Humic acid promotes the development of root systems, seed germination, overall plant development, health, resistance to stress, and overall appearance. No known synthetic material can match humic acid's effectiveness and versatility.

         The pure humic acid used in TechTeam's fertilizer is distilled and extracted from weathered coal by way of alkaline digestion and acid recrystallization. Benefits of using TechTeam's products are to stimulate growth and yield and protect plants from drought, disease and temperature damage, while improving soil structure and enhancing soil fertility. TechTeam has a multi-tiered line of over 100 products, covering three product categories: Broad Spectrum (general use), Functional (enhances certain characteristics) and Tailored (for very specific crops).

         AS A RESULT OF THE SHARE EXCHANGE THERE WILL BE A CHANGE IN CONTROL OF THE COMPANY.

         In connection with the Share Exchange, it is anticipated that the Company's current Board of Directors, consisting of Michael Friess, Sanford Schwartz and John Venette will: (i) elect Tao Li as a director of the Company; and (ii) resign as the Company's directors and executive officers. It is also anticipated that Mr. Li will appoint Yu Hao and Lian Fu Liu as directors of the Company and himself as the Company's Chief Executive Officer and President.

         No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires that this Schedule 14 f-1 be mailed to the Company's shareholders not less than ten (10) days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

              VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF
              ----------------------------------------------------

         As of the date of this Schedule 14f-1, the authorized capital stock of the Company consists of 780,000,000 shares of Common Stock, of which 2,083,339 shares are outstanding, and 20,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the shareholders.

         Prior to the Share Exchange, it is anticipated that the Company will effect a 1 for 6.771 reverse stock split of its Common Stock.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

         Directors of the Company serve one-year terms or until their successors are elected and qualified.

         Set forth below are the directors and executive officers of the Company immediately prior to the Share Exchange:



Name                       Position/Title                           Age
----                       --------------                           ---

Michael Friess             Chairman of the Board, CEO               57
                           and President

John Venette               Treasurer, Secretary, Director           43
                           and Chief Financial Officer

Sanford Schwartz           Director                                 57

--------------------

         Officers are elected annually by the Board of Directors, at the Company's annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors
----------------------------------------------

Michael Friess, Chief Executive Officer, President and Director

         Michael Friess is a self-employed attorney licensed to practice law in the State of Colorado. He was a partner from January 1983 to December 1993 in the New York City law firm of Schulte, Roth & Zabel, where his practice emphasized taxation. Mr. Friess has served as a Director and Officer of the Company since June 2006. Mr. Friess served on the Board of Directors of Oralabs Holding Corporation (NASDAQ: OLAB) from September 1997 until December 2006.

John Venette - Chief Financial Officer and Director

         John H. Venette, is a director of the Company and also serves as the secretary, treasurer and chief financial officer. He joined the Board of Directors in June 2006. Mr. Venette is a self-employed business consultant for the past ten (10) years, Mr. Venette has been a business development consultant and financial research consultant partnering on many projects with Creative Business Strategies Inc., a business consulting firm. Mr. Venette also has served as a director and chief financial officer of Implant Technologies, Inc. (OTCBB: IMLT) from April 2006 to present.

Sanford Schwartz - Director

         Sanford Schwartz has been a director of the Company since June 2006. Mr. Schwartz is the Chairman of Creative Business Strategies, Inc., a business consulting firm in Boulder, Colorado co-founded by Mr. Schwartz in 1985.

Post Share Exchange Directors and Executive Officers
----------------------------------------------------

         Set forth below are the directors and executive officers of the Company who will be in place immediately after the Share Exchange.


Name                       Position/Title                           Age
----                       --------------                           ---
Tao Li                     Director and Chief Executive Officer
                           and President                             42

Hao Yu                     Director                                  41

Lian Fu Liu                Director                                  69

--------------------

         The following sets forth biographical information regarding the above post-Share Exchange Officers and Directors. In addition, it is anticipated that an additional two independent directors will be appointed within 120 days of the closing of the Share Exchange.

         Tao Li, Director, CEO and President. Mr. Li currently serves as the President and CEO of TechTeam. Mr. Li established Xi'an TechTeam Industry (Group) Co., Ltd. in 1996 and established TechTeam in 2000. He graduated from Northwest Polytechnic University and obtained his Master's degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including as a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial

Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi'an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi'an Municipal Youth Entrepreneurs Association.

         Yu Hao, Director. Mr. Hao has been working at TechTeam as its Director of Finance since 2002. Prior to that, he was a financial manager for Shaanxi Fengxiang Automobile Repair Plant, and Shaanxi Baoji Xinsanwei Import & Export Trading Co., Ltd. Mr. Hao holds a degree in Accounting from Northwest Institute of Light Industry.

         Lian Fu Liu, Director. Since 1998, Mr. Liu has served as the Chairman of the China Green Food Association. From 1992 to 1998, Mr. Liu was a Director and Senior Engineer for the China Green Food Development Center. Prior to that, Mr. Liu was a Vice Director of the PRC Ministry of Agriculture. Mr. Li graduated from Beijing Forestry University and studied soil conservation.


                              FAMILY RELATIONSHIPS
                              --------------------

         There are no family relationships among any of the Company's present directors and officers or among the anticipated future officers and directors.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

          The following tables set forth information regarding the beneficial ownership of the Company's Common Stock: (i) immediately prior to, and (ii) immediately after the consummation of the Share Exchange and Private Placement by (x) each stockholder anticipated by the Company to be the beneficial owner of more than 5% of the Company's common stock, (y) the directors and executive officers of the Company and (z) the directors and executive officers of the Company as a group. Unless otherwise noted, each person or company named in the tables has sole voting and investment power with respect to the shares that he or it beneficially owns.

                          Current Beneficial Ownership
                          ----------------------------

------------ ------------------------------------ --------------  ------------
  Title of     Name and Address of                  Amount and      Percent
  Class        Beneficial Owners (1)                Nature of       of Class
                                                    Beneficial
                                                    Ownership
------------ ------------------------------------ --------------  ------------
  Common
  Stock
------------ ------------------------------------ --------------  ------------
              Directors and Executive Officers
             ------------------------------------ --------------  ------------
              Michael Friess                          833,334        40.1%
              5353 Manhattan Circle Ste 101
              Boulder, Colorado 80303
             ------------------------------------ --------------  ------------

             ------------------------------------ --------------  ------------
              John Venette                                  0           0%
              5353 Manhattan Circle Ste 101
              Boulder, Colorado 80303
             ------------------------------------ --------------  ------------
              Sanford Schwartz                        833,334        40.1%
              5353 Manhattan Circle Ste 101
              Boulder, Colorado 80303
             ------------------------------------ --------------  ------------

             ------------------------------------ --------------  ------------
              All officers and directors as a       1,666,668        80.2%
              group (3 persons)
------------ ------------------------------------ --------------  ------------




Beneficial Ownership Immediately After the Share Exchange and Private Placement

------------ ------------------------------------ --------------  ------------
  Title of     Name and Address of                  Amount and      Percent
  Class        Beneficial Owners (1)(2)(3)          Nature of       of Class
                                                    Beneficial
                                                    Ownership
------------ ------------------------------------ --------------  ------------
  Common
  Stock
------------ ------------------------------------ --------------  ------------
              Directors and Executive Officers
             ------------------------------------ --------------  ------------
              Tao Li                                     0(4)           0%
             ------------------------------------ --------------  ------------
              Yu Hao                                        0           0%
             ------------------------------------ --------------  ------------
              Lian Fu Liu                                   0           0%
             ------------------------------------ --------------  ------------

             ------------------------------------ --------------  ------------
              Greater Than 5%  Shareholders
             ------------------------------------ --------------  ------------
              Yinshing David To                     8,880,000        44.4%
             ------------------------------------ --------------  ------------
              All officers and directors as a
              group (4 persons)
------------ ------------------------------------ --------------  ------------

         (1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

         (2) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock anticipated to be owned as of the closing of the Share Exchange. Our total issued and outstanding stock as of the closing of the Share Exchange and Private Placement is anticipated to be 20,000,000 shares.

         (3) The address for the named directors and executive officers is 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xian, Shaanxi Province, People's Republic of China 710065.

         (4) Mr. Tao Li does not own any shares upon the closing of the Share Exchange. Pursuant to a Voting Trust Agreement to be entered at the closing of the Share Exchange, Mr. Tao Li is to have the voting power on 7,680,000 shares on all matters.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         The person who, during the year ended June 30, 2007, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Exchange Act) (a "Reporting Person"), filed reports required by Section 16 of the Exchange Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Exchange Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any Reporting Person that no Form 5 is required.

                     COMPENSATION OF DIRECTORS AND OFFICERS
                     --------------------------------------

         During the fiscal year ended June 30, 2007, and continuing to date, the Company's directors and executive officers have served without compensation. The Company does not have health insurance, retirement, pension, profit sharing, stock options, or other similar programs for the benefit of its employees.

                 COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS
                 ----------------------------------------------

         We do not have a standing nominating, compensation or audit committee. Rather, the board of directors performs the functions of these committees. Also, the Company does not have a financial expert on the board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for the board of directors to appoint such committees, because the volume of matters that come before the board of directors for consideration is sufficiently small so as to permit our two directors to give sufficient time and attention to such matters. Additionally, because the Company's Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

                       MEETINGS OF THE BOARD OF DIRECTORS
                       ----------------------------------

          In the fiscal year ended June 30, 2007, the board of directors of the Company acted by written consent 4 times and met in person 1 time.


              STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS
              -----------------------------------------------------

         Stockholders may send communications to our Board of Directors by writing to the Company at 5353 Manhattan Circle Ste 101, Boulder, Colorado 80303.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                 ----------------------------------------------

         The Company uses the offices of its President for its minimal office facility needs for no consideration. No provision for these costs has been provided since it has been determined that they are immaterial.

         On March 15, 2007, the Company issued 15,000,000 (1,666,668 post-reverse split) shares of its common stock to two officers/directors of the Company, (Sanford Schwartz and Michael Friess), for a $10,000 cash payment.

         During the year ended June 30, 2007, Created Business Strategies, Inc. which is 50% owned by Sanford Schwartz, paid for expenses of the Company totaling $2,797. The advances are uncollateralized, bear no interest and are due on demand.

                                LEGAL PROCEEDINGS
                                -----------------

         The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                    -----------------------------------------

         The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                            DISCOVERY TECHNOLOGIES, INC.


December 5, 2007                            By: /s/ Michael Friess
                                                ------------------------
                                                    Michael Friess